

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

April 23, 2009

Mr. John T. Kurtzweil
Executive Vice President and Chief Financial Officer
Cree, Inc.
4600 Silicon Drive
Durham, NC 27703

      Re: Cree, Inc.
              Form 10-K for Fiscal Year Ended June 29, 2008
              Filed on August 20, 2008
              File No. 000-21154

Dear Mr. Kurtzweil:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              Brian Cascio
              Accounting Branch Chief